UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Operations and Financial Condition for Quarter and Nine Months Ended September 30, 2016

Financial Report of Gazit-Globe

On November 23, 2016, Gazit-Globe Ltd. (“Gazit” or the “Company”) filed its financial report (in Hebrew) for the third quarter and first nine months of 2016, ended September 30, 2016, with the Israeli Securities Authority and Tel Aviv Stock Exchange. An English translation of the Hebrew original is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”). In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Subsequent Event- Entry into Extended, Larger Credit Facility

Following the close of the quarter ended September 30, 2016, on October 26, 2016, Gazit and its wholly owned subsidiaries, entered into a replacement, three-year credit facility agreement with Citibank N.A. (“Citibank”), in an amount of U.S. $360 million. This new credit facility agreement replaces, increases the amount available under, by approximately U.S. $150 million, and extends the term of—until October 2019— Gazit’s preexisting credit facility agreement with Citibank.

Amounts outstanding under the new credit facility will bear interest at LIBOR plus a fixed margin. Loans under the credit facility are secured by a pledge by Gazit of a portion of its interest in its consolidated subsidiaries, consisting of Equity One, Inc. (“EQY”), First Capital Realty Inc. (“FCR”) and Citycon Oyj (“CTY”). Loans under the facility are also secured by a guarantee (limited to the scope of the pledged shares) from the Company’s wholly-owned subsidiaries through which the shares of EQY, FCR and CTY are owned. The agreement also prescribes restrictions as to the maximum number of shares that may be pledged to secure credit under the facility.

The new credit facility agreement includes customary provisions that would require the immediate repayment of all borrowed amounts upon the occurrence of certain events, including a cross default mechanism if a debt owed by Gazit to a third party over a certain amount is called for immediate repayment, and customary events of default.

A copy of the new credit facility agreement is attached as Exhibit 99.2 to this Form 6-K. Portions of the agreement have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed separately with the Securities and Exchange Commission.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 23, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Financial report of Gazit-Globe Ltd. for the quarter ended September 30, 2016, as published on November 23, 2016 with the Israeli Securities Authority and Tel Aviv Stock Exchange*
99.2	Third Amended and Restated Margin Loan Agreement, dated as of October 26, 2016, by and among Gazit-Globe Ltd., MGN (USA) Inc., various lenders party thereto and Citbank N.A.#

*English translation of Hebrew original

# Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Securities and Exchange Commission

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